                                 SCHEDULE 13D/A

                                (RULE 13d-101)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
             Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                  Under the Securities Exchange Act of 1934

                            (Amendment No.  1  )*
                                          -----

                              D T Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   23333 J108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


         Larry Weis. P.O. Box 1600, Lebanon, Mo.  65536  (417) 533-3007
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               September 6, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  23333  J108        13D                      PAGE  1 OF  5 PAGES
         ---------------------                             ----  ----
--------------------------------------------------------------------------------
1   Names of Reporting Persons/I.R.S. Identification Nos.
    of Above Persons (Entities Only)

         Robert W. Plaster
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
    (See Instructions)                                                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source of Funds (See Instructions)

      PF
--------------------------------------------------------------------------------
5   Check if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization


     United States
--------------------------------------------------------------------------------
                7   Sole Voting Power
  Number of
                    1,105,300
   Shares      -----------------------------------------------------------------
                8   Shared Voting Power
Beneficially
                    0
Owned by Each  -----------------------------------------------------------------
                9   Sole Dispositive Power
  Reporting
                    1,105,300
   Person      -----------------------------------------------------------------
               10   Shared Dispositive Power
    With
                    0
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

             1,105,300
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                      [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

             10.9%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

             IN
--------------------------------------------------------------------------------

CUSIP NO. 23333 J108              13D                      PAGE  2 OF  5 PAGES
         ---------------------                                 ----  ----
--------------------------------------------------------------------------------
1   Names of Reporting Persons/I.R.S. Identification Nos.
    of Above Persons (Entities Only)

              Stephen R. Plaster
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
    (See Instructions)                                                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source of Funds (See Instructions)

              PF
--------------------------------------------------------------------------------
5   Check if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization


                     United States
--------------------------------------------------------------------------------
                7   Sole Voting Power
  Number of
                     18,000
   Shares      -----------------------------------------------------------------
                8   Shared Voting Power
Beneficially
                        0
Owned by Each  -----------------------------------------------------------------
                9   Sole Dispositive Power
  Reporting
                    18,000
   Person      -----------------------------------------------------------------
               10   Shared Dispositive Power
    With
                        0
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

            18,000
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                      [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

       Less than 1%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

CUSIP NO. 23333 J108             13D                      PAGE  3 OF  5 PAGES
         ---------------------                                ----  ----
--------------------------------------------------------------------------------
1   Names of Reporting Persons/I.R.S. Identification Nos.
    of Above Persons (Entities Only)

       Larry Weis
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
    (See Instructions)                                                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source of Funds (See Instructions)

       PF
--------------------------------------------------------------------------------
5   Check if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization


              United States
--------------------------------------------------------------------------------
                7   Sole Voting Power
  Number of
                    1,290
   Shares      -----------------------------------------------------------------
                8   Shared Voting Power
Beneficially
                    0
Owned by Each  -----------------------------------------------------------------
                9   Sole Dispositive Power
  Reporting
                    1,290
   Person      -----------------------------------------------------------------
               10   Shared Dispositive Power
    With
                    0
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

              1,290
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                      [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

              Less than 1%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

              IN
--------------------------------------------------------------------------------

                                                          PAGE  4 OF  5 PAGES
                                                              ----  ----

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 is hereby amended by adding the following paragraph.

The Reporting Persons originally acquired the Common Stock for investment purposes, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer. The Reporting Persons have since determined that they may wish to exercise control of the Issuer through positions on the Board of Directors and other means. Accordingly, at the request of Robert W. Plaster, the Chairman of the Issuer met with Robert W. Plaster and Larry Weis, two of the Reporting Persons, on September 6, 2000. At the meeting, the Reporting Persons proposed the following: (i) Robert W. Plaster, Larry Weis, and a third person selected by the Reporting Persons (collectively, the "New Directors") be appointed to the Board of Director of the Issuer, the Board be reduced to seven directors, and Robert W. Plaster be appointed Vice Chairman; (ii) the Executive Committee of the Board of Directors of the Issuer be reconstituted to consist of the New Directors; (iii) the Issuer enter into contractual arrangements with a company controlled by the Reporting Persons that would provide, for a fee to be determined and reimbursement of expenses, for the services of Messrs. Plaster and Weis, along with office space and support services; and (iv) the Issuer enter into a financial advisory arrangement with a third company designated by the Reporting Persons. Messrs. Plaster and Weis advised the Chairman that the purpose of the proposals was to strengthen the Issuer for the benefit of the shareholders, employees and customers of the Issuer and to restore the Issuer to the profitability levels it enjoyed in prior years. The Reporting Persons intend to have additional discussions with the Issuer and its officers and directors about this proposal and other proposals that will have an impact on the composition of the Board of Directors and the conduct of the Issuer's business.

                                                          PAGE  5 OF  5 PAGES
                                                              ----  ----

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               September 11, 2000
                                             ------------------------------
                                                         (Date)

                                              /s/ Robert W. Plaster
                                             ------------------------------
                                                Robert W. Plaster

                                              /s/ Stephen R. Plaster
                                             ------------------------------
                                                Stephen R. Plaster

                                             /s/ Larry Weis
                                             ------------------------------
                                                Larry Weis